UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   July 2005            File No.    0-31195

Esperanza Silver Corporation

(Name of Registrant)

9th Floor, 670 Granville Street, Vancouver, British Columbia, Canada, V6C 3P1

(Address of principal executive offices)

1.

News Release dated July 18, 2005.

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Esperanza Silver Corporation

(Registrant)

Dated: July 25, 2005	By: /s/ Kim Casswell Kim Casswell, Corporate Secretary

July 18, 2005

TSX-V: EPZ

 www.esperanzasilver.com

NEWS RELEASE

La Esperanza: New Sampling Extends Gold Mineralization

Esperanza Silver Corp. reports the initial results from its channel sampling program at its La Esperanza project in Mexico. The on-going program is now discovering gold mineralization in the emerging “Southeast” zone. This lies approximately 100 meters southeast of the  drill-tested “Western” zone where the initial gold discovery was made (News Release March 7, 2005). The results reported here come from 67 samples collected in four continuous channels (with two-meter sample intervals) and 12 outcrop samples.

Results from the channel samples are as follows:

Channel	Thickness	Gold
“N”	50 meters (full channel length) includes 42 meters	0.90 grams/tonne 1.01 grams/tonne
“O”	26 meters (full channel length) includes 14 meters	0.99 grams/tonne 1.57 grams/tonne
“P”	38 meters (full channel length) includes 20 meters	0.55 grams/tonne 0.85 grams/tonne
“Q”	12 meters (full channel length) includes 10 meters	0.99 grams/tonne 1.14 grams/tonne

Outcrop samples collected within the Southeast zone contain between 0.16 and 6.87 grams/tonne gold.i

The Southeast zone, as now defined by geochemical sampling and geologic mapping, has been extended more than 1000 meters in length. Esperanza Silver Corp. is continuing its sampling and mapping program to develop new drill targets in the Southeast zone which it intends to test starting in the fourth quarter of 2005.

“La Esperanza is an emerging new gold project characterized by extensive areas of surface gold mineralization and very good grade continuity both in outcrops and in drill holes,” said Bill Pincus, the Company President.  “The metallurgical results previously reported (News Release May 6, 2005) yielded excellent recovery. We are now viewing this as a potentially large heap-leachable gold project. The Company is now updating its exploration permits to allow us to fast-track the project as on-going results justify,’ he added.

For further information contact:

William (Bill) Pincus

(303) 830 0988Tel

(303) 830 9098 Fax

wpincus@esperanzasilver.com

The TSX Venture Exchange does not accept

responsibility for the adequacy or accuracy of this news release

Endnotes

i William Bond, M.Sc., P.Geol. and Vice President of Exploration, Esperanza Silver Corp. is the Qualified Person (QP) under NI 43-101 responsible for the La Esperanza exploration program. He has verified the data disclosed in this news release, including sampling, analytical and test data. Field work has been conducted under his supervision.  All samples were submitted to ALS Chemex laboratories in Vancouver, Canada for analysis.  Samples were analyzed by ICP analysis and in some cases atomic absorption analysis.